For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Commercial Relations — Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

AUGUST 9 AOUT, 1989

Director
Companies Branch

Le Directeur
Direction des compagnies

TRANS CODE
C

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act, 1982

Formule numéro 3
Loi de 1982 sur les compagnies

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

24 January, 1986
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

RESOLVED as a special resolution that the Articles of Amendment effective February 27, 1987 are hereby amended as follows:

Paragraph 2 of the Articles of Amendment effective February 27, 1987 is hereby deleted and the following is inserted in its place:

"Article 8 of the Articles of Incorporation is hereby deleted in its entirety."

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

3 August, 1989
(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED
(Name of Corporation)
(Dénomination sociale de la compagnie)